Exhibit 99.1

RRSat Global Communications
Network Ltd
and its Subsidiaries

Interim Consolidated Financial
Statements
As of June 30, 2007
(Unaudited)

RRSat Global Communications Network Ltd and its subsidiaries

Index to the Consolidated Financial Statements as of June 30, 2007 (Unaudited)

RRSat Global Communications Network Ltd and its subsidiaries

Consolidated Balance Sheets

In thousands, except share data

	Jun-30 2007	Dec-31 2006
	(Unaudited)	(Audited)

Current assets
Cash and cash equivalents	$16,979	$51,393
Marketable securities	24,970	1,454
Accounts receivable:
Trade (net of provision for doubtful account of $ 1,332 and $ 987 as of June 30, 2007 and December 31, 2006, respectively)	9,441	10,187
Other	633	797
Fair value of embedded currency conversion derivatives	744	743
Related parties	327	64
Deferred taxes	151	184
Prepaid expenses	1,125	215

Total current assets	54,370	65,037

Deposits and long-term receivables	686	1,018

Marketable securities	15,485	-

Assets held for employee severance payments	729	626

Fixed assets, at cost, less accumulated depreciation and amortization	14,709	12,452

Total assets	$85,979	$79,133

July 30, 2007

The accompanying notes are an integral part of these consolidated financial statements

RRSat Global Communications Network Ltd and its subsidiaries

	Jun-30 2007	Dec-31 2006
	(Unaudited)	(Audited)

Liabilities and shareholders' equity

Current liabilities
Short term credit	$70	$-
Account payable:
Trade	5,368	4,488
Other	1,337	1,845
Fair value of embedded currency conversion derivatives	395	410
Related parties	13	27
Deferred income	4,491	3,992

Total current liabilities	11,674	10,762

Long-term liabilities
Deferred income	4,198	3,945
Liability in respect of employee severance payments	842	660
Deferred taxes	475	421

Total long-term liabilities	5,515	5,026

Total liabilities	17,189	15,788

Shareholders' equity
Share capital
Ordinary share NIS 0.01 par value each (20,000,000
authorized as of June 30, 2007 and December 31, 2006,
17,242,300 shares issued and fully paid as of
June 30, 2007 and December 31, 2006)	40	40
Additional paid in capital	51,486	51,280
Retained earnings	17,264	12,025

Total shareholders' equity	68,790	63,345

Total liabilities and shareholders' equity	$85,979	$79,133

The accompanying notes are an integral part of these consolidated financial statements

RRSat Global Communications Network Ltd and its subsidiaries

Consolidated Statements of Operations

In thousands, except share data

	Six months ended		Three months ended		Year ended
	Jun-30 2007	Jun-30 2006	Jun-30 2007	Jun-30 2006	Dec-31 2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	$27,935	$19,704	$14,660	$10,281	$43,284

Cost of revenues	17,918	12,427	9,448	6,514	27,451

Gross profit	10,017	7,277	5,212	3,767	15,833

Operating expenses

Sales and marketing	1,370	877	708	387	1,831

General and administrative	2,775	1,621	1,340	809	3,588

One time fees associated with the IPO	-	-	-	-	1,000

Total operating expenses	4,145	2,498	2,048	1,196	6,419

Operating income	5,872	4,779	3,164	2,571	9,414

Interest and marketable
securities income	1,403	83	834	28	450

Currency fluctuation and other financing income, net	(141)	229	(149)	227	374

Changes in fair value of
embedded currency
conversion derivatives	16	196	(12)	72	243

Other income, net	4	4	4	4	4

Income before taxes on
income	7,154	5,291	3,841	2,902	10,485

Income taxes	1,915	1,708	1,227	880	3,180

Net income	$5,239	$3,583	$2,614	$2,022	$7,305

The accompanying notes are an integral part of these consolidated financial statements

RRSat Global Communications Network Ltd and its subsidiaries

Consolidated Statements of Operations (cont'd)

In thousands, except share data

	Six months ended		Three months ended		Year ended
	Jun-30 2007	Jun-30 2006	Jun-30 2007	Jun-30 2006	Dec-31 2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Income per ordinary share

Basic income per ordinary
share	0.30	0.27	0.15	0.15	0.53

Diluted income per ordinary share	0.30	0.27	0.15	0.15	0.53

Weighted average number
of ordinary share used to
compute basic income per
ordinary share	17,242,300	13,047,300	17,242,300	13,047,300	13,746,467

Weighted average number of Ordinary share used to compute diluted income per ordinary share	17,368,054	13,129,200	17,395,242	13,129,200	13,793,694

The accompanying notes are an integral part of these consolidated financial statements

RRSat Global Communications Network Ltd and its subsidiaries

Consolidated Statements of Changes in Shareholder's Equity

In thousands, except share data

	Ordinary shares
	Share	Amount	Additional paid-in capital	Retained earnings	Total

Six months ended June 30, 2007 (unaudited)

Balance as at
January 1, 2007	17,242,300	$40	$51,280	$12,025	$63,345
Stock-based compensation	-	-	206	-	206
Net income	-	-	-	5,239	5,239

Balance as at June 30, 2007	17,242,300	$40	$51,486	$17,264	$68,790

Six months ended
June 30, 2006 (unaudited)

Balance as at
January 1, 2006	13,047,300	$-	$3,812	$6,695	$10,507
Stock-based compensation	-	-	24	-	24
Dividend paid $0.15/share	-	-		(1,235)	(1,235)
Net income	-	-	-	3,583	3,583

Balance as at June 30, 2006	13,047,300	$-	$3,836	$9,043	$12,879

Three months ended
June 30, 2007 (unaudited)

Balance as at
April 1,2007	17,242,300	$40	$51,385	$14,650	$66,075
Stock-based compensation	-	-	101	-	101
Net income	-	-	-	2,614	2,614

Balance as at June 30, 2007	17,242,300	$40	$51,486	$17,264	$68,790

Three months ended
June 30, 2006 (unaudited)

Balance as at
April 1, 2006	13,047,300	$-	$3,815	$8,256	$12,071
Stock-based compensation	-	-	21	-	21
Dividend paid $0.15/share	-	-		(1,235)	(1,235)
Net income	-	-	-	2,022	2,022

Balance as at June 30, 2006	13,047,300	$-	$3,836	$9,043	$12,879

The accompanying notes are an integral part of these consolidated financial statements

RRSat Global Communications Network Ltd and its subsidiaries

Consolidated Statements of Changes in Shareholder's Equity (Cont'd)

In thousands, except share data

	Ordinary shares
	Share	Amount	Additional paid-in capital	Retained earnings	Total

Year ended December 31, 2006 (audited)

Balance as at January 1, 2006	13,047,300	$-	$3,812	$6,695	$10,507

Ordinary shares issued	4,195,000	40	47,351	-	47,391
Stock based compensation	-	-	117	-	117
Dividend paid $0.15/share	-	-	-	(1,975)	(1,975)
Net income	-	-	-	7,305	7,305

Balance as at December 31, 2006	17,242,300	$40	$51,280	$12,025	$63,345

The accompanying notes are an integral part of these consolidated financial statements

RRSat Global Communications Network Ltd and its subsidiaries

Consolidated Statements of Cash Flows

In thousands

	Six months ended		Three months ended		Year ended
	Jun-30 2007	Jun-30 2006	Jun-30 2007	Jun-30 2006	Dec-31 2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Cash flows from operating activities
Net income	$5,239	$3,583	$2,614	$2,022	$7,305
Adjustments required to reconcile net income to net
cash provided by operating activities

Depreciation and amortization	1,387	1,033	717	533	2,274
Provision for losses in account receivable	345	194	104	135	618
Deferred taxes	87	23	130	47	32
Changes in liability for employee severance
payments, net	79	87	(29)	19	23
Capital gains on sale of fixed assets, net	(4)	(4)	(4)	(4)	(1)
Interest and amortization of held-to-maturity
securities	(556)	-	(402)	-	-
Expenses in relation of options granted	206	24	101	21	117
Changes in fair value of embedded currency
conversion derivatives	(16)	(196)	12	(72)	(243)

Changes in assets and liabilities:
Increase in marketable securities, net	(4,621)	(63)	(1,497)	(95)	(232)
Decrease (increase) in account receivable - trade	401	(3,044)	(95)	(2,333)	(5,180)
Increase in related parties, net	(278)	-	(200)	-	(37)
Decrease in account receivable - other	165	90	332	74	25
Decrease (increase) in prepaid expenses	(910)	149	(184)	196	127
Decrease (Increase) in deposits and long-term
receivables	332	(269)	162	(271)	(227)
Increase (decrease) in account payables	(139)	180	80	(2,162)	1,912
Increase in deferred income	752	1,403	1,260	2,594	3,306

Net cash provided by operating activities	$2,469	$3,190	$3,101	$704	$9,819

The accompanying notes are an integral part of these consolidated financial statements

RRSat Global Communications Network Ltd and its subsidiaries

Consolidated Statements of Cash Flows (cont'd)

In thousands

	Six months ended		Three months ended		Year ended
	Jun-30 2007	Jun-30 2006	Jun-30 2007	Jun-30 2006	Dec-31 2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Cash flows from investing activities
Investment in fixed assets	$(3,137)	$(3,218)	$(2,366)	$(1,095)	$(5,903)
Investment in securities held to maturity	(33,824)	-	(8,646)	-	-
Proceeds from sale of fixed assets	8	5	8	5	1

Net cash used in investing activities	$(36,953)	$(3,213)	$(11,004)	$(1,090)	$(5,902)

Cash flows from financing activities
Dividend paid	$-	$(1,235)	$-	$(1,235)	$(1,975)
Increase in Short term credit	70	-	70	-	-
Stock issuance costs	-	(88)	-	(88)	-
Proceeds from issuance of ordinary shares, net of offering costs of $ 5,046	-	-	-	-	47,391

Net cash provided by (used in) financing activities	$70	$(1,323)	$70	$(1,323)	$45,416

Increase (decrease) in
cash and cash equivalents	$(34,414)	$(1,346)	$(7,833)	$(1,709)	$49,333

Balance of cash and cash equivalents at beginning of period	51,393	2,060	24,812	2,423	2,060

Balance of cash and cash equivalents at end of period	$16,979	$714	$16,979	$714	$51,393

A. Non-cash transactions

Investment in fixed assets	$511	$-	$511	$-	$-

B. Supplementary cash flow information

Income taxes paid	$1,892	$1,328	$884	$575	$2,941

The accompanying notes are an integral part of these consolidated financial statements

RRSat Global Communications Network Ltd and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 1 - Organization and Basis of Presentation

A.	Description of business

RRSat Global Communications Network Ltd. was formed in 1981 and it engages in providing global, end-to-end, content distribution and management services to television and radio broadcasting industries through satellite, terrestrial fiber optic and Internet transmission capacity.

B.	Basis of presentation

The accompanying unaudited financial statements have been prepared on the same basis as the Company’s audited financial statements and contain all adjustments (consisting only of normal recurring adjustments), which, in the opinion of management, are necessary to present fairly, the financial information included therein. It is suggested that these financial statements be read in conjunction with the audited financial statements and accompanying notes included in the company's annual report on form 20-F for the year ended December 31 2006. Results for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

Note 2 - Marketable Securities

During the period the Company invested an amount of $ 34 million in US debentures which the Company classified, under the rules of Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, as “held-to-maturity”.

Held-to-maturity debt securities are securities in which the Company has the ability and intent to hold the security until maturity and are recorded at amortized cost, adjusted for amortization or accretion of premiums or discounts.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method.

The Bonds will be repaid between July 2007 and February 2009 and they bear annual interest between 4.9% and 5.35%.

A decline in the market value of any “held-to maturity” security below cost that is deemed to be other than temporary results in a reduction in the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

RRSat Global Communications Network Ltd and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 3 - Revenues

The Company has one operation segment.

The Company does not report the revenues for each service as it is impracticable to do so.

Revenues by geographic areas:

	Six months ended		Three months ended		Year ended
	Jun-30 2007	Jun-30 2006	Jun-30 2007	Jun-30 2006	Dec-31 2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

North America	$5,981	$3,859	$3,198	$1,992	$8,935
Europe	12,604	7,863	6,717	4,190	17,974
Asia	2,767	2,576	1,414	1,290	5,011
Israel	2,745	2,799	1,395	1,381	5,644
Middle East (other than Israel)	3,281	2,013	1,665	1,106	4,683
Rest of the world	557	594	271	322	1,037

	$27,935	$19,704	$14,660	$10,281	$43,284

Note 4 - Stock-Based Compensation

During the six months ended June 30, 2007, the company did not grant any options, or restricted shares units under the equity incentive plan that was adopted in the fourth quarter of 2006. In addition, none of the options of the restricted shares units that were granted in 2006 were exercised. During the six months ended June 30, 2007, 175 restricted shares units were forfeited.

During the first three months ended March 31, 2006, the Company granted 233,100 options to its CEO, of which 35,249 options become vested during the six months ended June 30, 2007.

The fair value of each option granted was estimated on the date of grant under Black-Scholes model, assuming dividend yield of zero percent, due to dividend adjustment mechanism and using the following assumptions:

(1) Risk-Free, annual interest rate of 4.68%, which represents the risk free interest rate of US zero-coupon Government Bonds.

(2) Weighted average expected life of 4 years, that the options granted are expected to be outstanding.

(3) Expected average volatility of 39.51%, which represents a weighted average standard deviation rate for the stock prices of similar companies traded in the NASDAQ National Market.

On October 31, 2006, the Company has granted 105,840 restricted shares units which will be vested over four years from the grant date.

RRSat Global Communications Network Ltd and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 5 - Event in the Reported Period

On January 10, 2007, the Company completed the process of incorporating a fully controlled subsidiary (100%) in Cyprus . As at the date of the financial statements, the Cypriot company has not yet commenced operations.

On May 31, 2007, the Company completed the process of incorporating a fully controlled subsidiary (100%) in USA . As at the date of the financial statements, the US company has not yet commenced operations.